Exhibit 3.1

ARTICLES OF AMENDMENT

OF

SPEED COMMERCE, INC.

The undersigned, the Secretary of Speed Commerce, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following Articles of Amendment have been duly adopted by the Board of Directors of the Corporation (the “Board”), pursuant to the provisions of the Minnesota Business Corporation Act.

1.	The first sentence of Article IV of the Corporation’s Articles of Incorporation is amended to read in its entirety as follows:

“The aggregate number of shares that the Corporation has authority to issue shall be 13,125,000 shares, no par value per share, which shall consist of 12,500,000 shares of common stock, no par value, and 625,000 shares of preferred stock, no par value.”

2.

This amendment is as a result of a 1-for-16 reverse stock split of the Corporation’s common stock, declared by the Board on February 26, 2016 and to be effective on such date as the Corporation’s executive officers deem appropriate.

3.

This amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in a percentage of authorized shares of any class or series that remains unissued after the reverse stock split exceeding the percentage of authorized shares of that class or series that were unissued before the reverse stock split.

4.	This amendment has been adopted pursuant to Chapter 302A of the Minnesota Business Corporation Act.

5.	This amendment shall be effective at 12:01 a.m. on March 30, 2016, or if later, as of the date on which these Articles of Amendment are filed with the Secretary of State of the State of Minnesota.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 30th day of March, 2016.

/s/
Ryan Urness, Secretary